SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                       --------------------------------

                                   FORM 11-K


  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
----     EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the year ended
         December 31, 1998.

                                      OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to __________.

Commission file number: [ ]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                STORAGE USA, INC.
                165 Madison Avenue, Suite 1300
                Memphis, Tennessee  38103


Required Information

1. Audited Statements of Net Assets Available for Plan Benefits - December 31, 1998 and 1997 (attached).

2. Audited Statements of Changes in Net Assets Available for Plan Benefits - For the year ended December 31, 1998 (attached).

STORAGE USA, INC.
401(k) PLAN

REPORT OF INDEPENDENT ACCOUNTANTS
ON FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
for the year ended
ended December 31, 1998

Storage USA, Inc. 401(k) Plan
Index to Financial Statements and Supplemental Schedules
-------------------------------------------------------------------------------

                                                                      Page(s)
                                                                      -------

Report of Independent Accountants                                         1-2

Financial Statements:
   Statements of Net Assets Available for Plan
      Benefits with Fund Information as of
      December 31, 1998 and 1997                                            3

   Statements of Changes in Net Assets Available
      For Plan Benefits with Fund Information
      For the Year Ended December 31, 1998                                  4

   Notes to Financial Statements                                          5-8

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1998                                      9

   Item 27d - Schedule of Reportable Transactions
      For the Year Ended December 31, 1998                                 10

                       Report of Independent Accountants


To the Trustees of
Storage USA, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits with fund information of Storage USA, Inc. 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5, the financial statements referred to above as of December 31, 1998 and 1997 and for the year ended December 31, 1998 omit certain receivables from Storage USA, Inc., the plan sponsor, the amounts of which have not yet been determined. The omission of these receivables results in an understatement of total assets and total contributions as of December 31, 1998 and 1997 and for the year ended December 31, 1998 by such amounts. In our report dated June 18, 1998, we expressed an opinion that the 1997 financial statements presented fairly net assets available for plan benefits with fund information and changes in net assets available for plan benefits with fund information in conformity with generally accepted accounting principles. Because of the effects of the potential adjustments described above, our present opinion on the statement of net assets available for plan benefits with fund information as of December 31, 1997, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the effects of potential adjustments described above, the financial statements referred to in the first paragraph above present fairly, in all material respects, the net assets available for plan benefits with fund information of the Plan as of Decembers 31, 1998 and 1997, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects of potential adjustments described in the third paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP




Memphis, Tennessee
July 12, 1999

Storage USA, Inc. 401(k) Plan
Statement of Net Assets Available for Plan Benefits with Fund Information December 31, 1998 and 1997


1998                                  Equity         Global          U.S.         Growth and
                                      Income         Growth       Government        Income        Voyager
                                       Fund           Fund           Fund            Fund           Fund
                                   -------------  -------------  -------------   -------------  -------------
Investments, at fair value            $ 667,973 *    $ 668,623 *    $ 151,717       $ 977,617 *   $1,104,708 *
                                   -------------  -------------  -------------   -------------  -------------

Contributions receivable:
    Employee                             13,055         17,347          2,473          26,037         35,982
    Employer (Note 5)                     1,890          2,321            479           3,496          4,624
                                   -------------  -------------  -------------   -------------  -------------
                                         14,945         19,668          2,952          29,533         40,606
                                   -------------  -------------  -------------   -------------  -------------
Net assets available for plan
    benefits                          $ 682,918      $ 688,291      $ 154,669      $1,007,150     $1,145,314
                                   =============  =============  =============   =============  =============




1997                                  Equity         Global          U.S.         Growth and
                                      Income         Growth       Government        Income        Voyager
                                       Fund           Fund           Fund            Fund           Fund
                                   -------------  -------------  -------------   -------------  -------------
Investments, at fair value            $ 453,067 *    $ 443,962 *    $ 119,922       $ 664,896 *    $ 664,060 *
                                   -------------  -------------  -------------   -------------  -------------

Contributions receivable:
    Employee                             11,341         12,168          2,151          15,204         20,177
    Employer (Note 5)                    45,285         50,398         10,876          64,855         81,369
                                   -------------  -------------  -------------   -------------  -------------
                                         56,626         62,566         13,027          80,059        101,546
                                   -------------  -------------  -------------   -------------  -------------
Net assets available for plan
    benefits                          $ 509,693      $ 506,528      $ 132,949       $ 744,955      $ 765,606
                                   =============  =============  =============   =============  =============





1998                                  Money         Storage
                                      Market          USA
                                       Fund          Stock            Total
                                   -------------  -------------  ----------------
Investments, at fair value            $ 566,366 *    $ 407,945 *    $  4,544,949
                                   -------------  -------------  ----------------

Contributions receivable:
    Employee                              7,997         13,271           116,162
    Employer (Note 5)                     1,395          1,781            15,986
                                   -------------  -------------  ----------------
                                          9,392         15,052           132,148
                                   -------------  -------------  ----------------
Net assets available for plan
    benefits                          $ 575,758      $ 422,997      $  4,677,097
                                   =============  =============  ================




1997                                  Money         Storage
                                      Market          USA
                                       Fund          Stock            Total
                                   -------------  -------------  ----------------
Investments, at fair value            $ 351,530 *    $ 110,582      $  2,808,019
                                   -------------  -------------  ----------------

Contributions receivable:
    Employee                              4,475          6,152            71,668
    Employer (Note 5)                   150,570         32,228           435,581
                                   -------------  -------------  ----------------
                                        155,045         38,380           507,249
                                   -------------  -------------  ----------------
Net assets available for plan
    benefits                          $ 506,575      $ 148,962      $  3,315,268
                                   =============  =============  ================


Storage USA, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
December 31, 1998 and 1997



                                                 Equity        Global         U.S.        Growth and                    Money
                                                 Income        Growth       Government      Income       Voyager        Market
                                                  Fund          Fund          Fund           Fund          Fund          Fund
                                               -----------   -----------   ------------  ------------- -------------  -----------

Additions to net assets attributed to:
    Employee contributions                       $138,041      $152,906       $ 28,406      $ 236,915     $ 301,840     $ 81,810
    Employer contributions (Note 5)                15,228        20,187          4,196         27,899        35,962       91,377
    Interest and dividends                         67,604        18,794          8,300         82,311        75,286       24,303
    Net realized and unrealized appreciation
      (depreciation) in fair value of investments  (2,119)      119,303            337         31,590       114,362            -
                                               -----------   -----------   ------------  ------------- -------------  -----------

        Total additions                           218,754       311,190         41,239        378,715       527,450      197,490

Deductions from net assets attributable to:
    Benefits paid to participants                  47,030        26,499         13,736         50,650        70,440       25,529
    Other                                           7,798         6,412          1,498          8,250        14,155      115,613
                                               -----------   -----------   ------------  ------------- -------------  -----------

        Total deductions                           54,828        32,911         15,234         58,900        84,595      141,142

Net increase prior to interfund transfers         163,926       278,279         26,005        319,815       442,855       56,348
Interfund transfers                                 9,299       (96,516)        (4,285)       (57,620)      (63,147)      12,835
                                               -----------   -----------   ------------  ------------- -------------  -----------

        Net increase                              173,225       181,763         21,720        262,195       379,708       69,183

Net assets available for plan benefits:
    Beginning of year                             509,693       506,528        132,949        744,955       765,606      506,575
                                               -----------   -----------   ------------  ------------- -------------  -----------

    End of year                                  $682,918      $688,291       $154,669    $ 1,007,150   $ 1,145,314     $575,758
                                               ===========   ===========   ============  ============= =============  ===========






                                                    Storage
                                                      USA
                                                     Stock           Total
                                                   -----------   -------------

Additions to net assets attributed to:
    Employee contributions                           $ 96,446      $1,036,364
    Employer contributions (Note 5)                    14,286         209,135
    Interest and dividends                             12,642         289,240
    Net realized and unrealized appreciation
      (depreciation) in fair value of investments     (35,148)        228,325
                                                   -----------   -------------

        Total additions                                88,226       1,763,064

Deductions from net assets attributable to:
    Benefits paid to participants                       9,681         243,565
    Other                                               3,944         157,670
                                                   -----------   -------------

        Total deductions                               13,625         401,235

Net increase prior to interfund transfers              74,601       1,361,829
Interfund transfers                                   199,434               -
                                                   -----------   -------------

        Net increase                                  274,035       1,361,829

Net assets available for plan benefits:
    Beginning of year                                 148,962       3,315,268
                                                   -----------   -------------

    End of year                                      $422,997      $4,677,097
                                                   ===========   =============


Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


Note 1 - Description of Plan

The following description of the Storage USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full time employees of Storage USA, Inc. (the "Company") who have completed six months of service. The Plan allows participants to make contributions to the following Putnam Investment's mutual fund options: Equity income, Global growth, U.S. Government, Growth and Income, Voyager, Money Market; and, in addition, to Company Stock. The participant may direct employee contributions in 5 percent increments in any or all of the available options and may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. Additionally, the employer can elect to make a discretionary contribution on an annual basis. In the previous plan years, the discretionary contribution has generally been 3% of the participant's annual compensation. As a result of the Voluntary Compliance Resolution Application filed with the Internal Revenue Service discussed in Note 5, no discretionary contribution was made for 1998.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. An eligible employee is 100 percent vested after 6 years of service. Prior to 6 years of service, vesting occurs at 20 percent per year, beginning in the second year of service.

Participant's Accounts

Earnings are allocated to the account of each participant in the ratio of each participant's account balance to the total of all participant account balances for such year.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits

Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

Forfeited Accounts

At December 31, 1998 and 1997, forfeited nonvested accounts totaled approximately $62,169 and $66,119, respectively, and were invested in the Money Market Fund. Forfeited nonvested accounts are used to reduce future employer contributions.


Note 2 - Summary of Significant Accounting policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates in Preparing Financial Statements

In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Valuation

The Plan's investments are held by a third party custodian. Mutual funds investments are valued at the net asset value reported for the last day of the year. The Company stock is valued at its quoted market price.

Net Appreciation (Depreciation) of Investments

The Plan presents in the statement of changes in net assets available for plan benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Interest and Dividend Income

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


Administrative Expenses

During 1998, administrative expenses of approximately $16,123, were paid by the Company.


Note 3 - Related Party Transactions

Certain  Plan   investments  are  shares  of  mutual  funds  managed  by  Putnam
Investments. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


Note 5 - Tax Status

The Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations. The Company has submitted to the Internal Revenue Service a Voluntary Compliance Resolution application with respect to certain failures in the Plan's operation for Plan years 1994 through 1998 which may jeopardize the tax qualified status of the Plan. The Company expects to correct such failures by making a contribution to the Plan and also expects to receive a compliance statement from the Internal Revenue Service, thereby relieving the Plan of any risk in losing its tax qualified status as a result of such operational failure. The Company does not expect the outcome to result in any penalties or fines being assessed against the Plan or the Company. The expected contribution to the Plan and to which Plan years it relates have not been determined as of the date of this report. Other than the matters being addressed in the Voluntary Compliance Resolution application, the Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


Note 6 - Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentration of credit risk are the Putnam Investments mutual funds. The plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 7 - Obligations for Terminated Participants

Net assets available for Plan benefits as of December 31, 1998 and 1997 included $143,452 and $106,752, respectively, due to terminated participants.


Note 8 - Plan Amendment

The Plan was amended on September 15, 1998 to allow the Company to make qualified non-elective contributions to the Plan. The amendment allows the Company to make contributions necessary to meet certain IRS regulations and maintain the tax exempt status of the Plan.

Storage USA, Inc. 401(k) Plan
Line 27a - Schedule of Assets Held for Investment Purposes
Employer ID Number: 62-1251239
Plan Number: 001
December 31, 1998



 Identity of                           Description                                 Number of                            Current
   Issuer                             of Investments                             Shares/Units          Cost              Value
   ------                             --------------                             ------------          ----              -----
*Putnam Mutual Fund               Equity Income Fund                                  42,902       $   589,105       $   667,973
*Putnam Mutual Fund               Global Growth Fund                                  54,324           587,809           668,623
*Putnam Mutual Fund               U.S. Government Fund                                11,580           148,407           151,717
*Putnam Mutual Fund               Growth and Income Fund                              47,911           900,288           977,617
*Putnam Mutual Fund               Voyager Fund                                        51,271           924,572         1,104,708
*Putnam Mutual Fund               Money Market Fund                                  566,366           566,366           566,366
*Storage USA, Inc.                Common Stock                                        12,625           438,670           407,945
                                                                                                  ------------       -----------
                                                                                                  $  4,155,217      $  4,544,949
                                                                                                  ============       ===========
* Parties-in-interest


Storage USA, Inc. 401(k) Plan
Line 27d - Schedule of Reportable Transactions
Employer ID Number: 62-1251239
Plan Number: 001
For the year ended December 31, 1998






              Identity of                         Description of            Number of       Purchase      Selling       Cost of
             Party Involved                         Investment            Transactions       Price         Price         Asset
             --------------                         ----------            ------------       -----         -----         -----
I.   Single transaction in excess of 5%
     of the Plan's assets as of
     January 1, 1998
     Storage USA, Inc.*                        Company Stock                   1          $  183,446                 $  183,446


II.  Series of transactions with
     respect to any  plan assets other
     than securities in excess of 5%
     of the Plan's assets as of
     January 1, 1998                           None

III. Series of transactions with
     respect to securities of the
     same issue in excess of 5% of
     the Plan's assets as
     of January 1, 1998:

     Putnam Mutual Fund*                   Equity Income Fund                 72          $  280,951                 $   280,951
     Putnam Mutual Fund*                   Global Growth Fund                 68             247,411                     247,411
     Putnam Mutual Fund*                   Growth Income Fund                 76             407,410                     407,410
     Putnam Mutual Fund*                   Voyager Fund                       77             500,587                     500,587
     Putnam Mutual Fund*                   Voyager Fund                       152                          174,302       148,534
     Putnam Mutual Fund*                   Money Market Fund                  160            378,255                     378,255
     Storage USA, Inc.*                    Company Stock                      38             356,261                     356,261

IV.  Any  transaction  with respect
     to securities with a person if
     any prior or subsequent transactions
     with such person exceeded 5% of the
     Plan's assets of January 1, 1998      None



                                                                         Current
                                                                        Value of
                                                                        Asset on
              Identity of                                              Transaction        Net
             Party Involved                                               Date           Gain
             --------------                                               ----           ----
I.   Single transaction in excess of 5%
     of the Plan's assets as of
     January 1, 1998
     Storage USA, Inc.*                                                 $ 183,446


II.  Series of transactions with
     respect to any plan assets other
     than securities in excess of 5% of
     the Plan's assets as of
     January 1, 1998

III. Series of transactions with
     respect to securities of the
     same issue in excess of 5% of
     the Plan's assets as
     of January 1, 1998:

     Putnam Mutual Fund*                                                $ 280,951
     Putnam Mutual Fund*                                                  247,411
     Putnam Mutual Fund*                                                  407,410
     Putnam Mutual Fund*                                                  500,587
     Putnam Mutual Fund*                                                  174,302        25,768
     Putnam Mutual Fund*                                                  378,255
     Storage USA, Inc.*                                                   356,261

IV.  Any transaction with respect
     to securities with a person if
     any prior or subsequent transactions
     with such person exceeded 5% of the
     Plan's assets of January 1, 1998      None


* Represents transactions with Party-In-Interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Storage USA, Inc. Profit Sharing and 401(k) Plan

                         By: Storage USA, Inc.
                         By: Christopher P. Marr
                         Christopher P. Marr

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Storage USA, Inc. on Form S-8 (File No. 33-80967) of our report dated June 12, 1999, on our audits of the financial statements and supplemental schedules of Storage USA, Inc. 401(k) Plan as of December 31, 1998 and 1997, and for the year ended December 31, 1998, which report is included in this Annual Report on Form 11-K.


                                        PRICEWATERHOUSECOOPERS LLP

Memphis, Tennessee
July 14, 1999